Exhibit 99.1

Kaspi.kz 3Q & 9M 2026 Financial Results

Almaty, Kazakhstan, 9 November 2026 – Joint Stock Company Kaspi.kz (“Kaspi.kz”) (Nasdaq:KSPI) today published its unaudited consolidated IFRS financial results for the quarter and nine months ended 30 September 2026 (“3Q and 9M 2026”).

Letter from Mikheil Lomtadze

We remain confident in the strength of our businesses and their long-term growth potential.

Our focus has always been on developing innovative products and services that improve people's lives. This mission has enabled us to build highly engaged and profitable businesses, and continues to create exciting opportunities for future growth.

I would like to share three reasons why I am excited about our future.

First, our consumers are shopping more frequently and buying more products

Across our e-Commerce business, annualized purchases per consumer increased 27% year-over-year.

Our Marketplace connects consumers with merchants who set their own prices. A stronger tenge reduces the local-currency cost of foreign-currency-priced imports, creating opportunities for merchants to offer more competitive prices.

We believe more frequent purchases and more competitive prices strengthen our customer proposition and support long-term growth, even as lower average selling values and easing inflation moderate GMV growth today.

Importantly, monetization continues to improve. Marketplace revenue grew 20% year-over-year on a constant-currency basis, compared with GMV growth of 8%, while adjusted EBITDA increased 8%.

Second, we see opportunities for stronger earnings growth in 2027

Our Payments and Fintech businesses continue to provide a strong foundation for future earnings growth. We have reduced our three-month deposit rate by 100 basis points in both August and October, and expect the benefits to become increasingly visible in 2027.

We also expect investments in Türkiye to moderate significantly next year, supporting our consolidated earnings outlook.

Third, our track record of innovation gives us confidence in our ability to build new businesses

In just five years, we built one of Kazakhstan's leading grocery businesses. Today, our e-Grocery serves 1.7 million consumers and grew GMV by 39% in the first nine months of 2026.

We are now leveraging this infrastructure, technology and data to expand into Kazakhstan's estimated $9 billion neighbourhood grocery market through Magnum Daily.

We have successfully completed our initial 42-store pilot in Almaty, achieving approximately 15% EBITDA margin. Magnum Daily stores are supplied by our existing e-Grocery darkstores and operated by local partners, enabling us to expand rapidly without building a separate supply chain.

We also see opportunities to leverage Magnum Daily stores for 30-minute e-Commerce delivery, making shopping faster and more convenient for our consumers.

Encouraged by these results, we are ready to scale to around 300 stores by the end of 2027, with a medium-term ambition of 3,000 stores.

In Türkiye, our strategy is to combine a strong e-Commerce platform with innovative Fintech products.

Consumer engagement at Hepsiburada continues to improve, with order frequency increasing 11% year-over-year in 3Q 2026.

Having launched our consumer shopping loan, we are now building our Fintech platform. In October, Hepsicredit financed approximately 8% of Hepsiburada's smartphone GMV. We see significant opportunities to develop innovative Fintech products for consumers and merchants, creating another source of long-term growth.

We believe AI will fundamentally transform how consumers interact with mobile applications. Our ambition is for Kasper to become a trusted personal assistant for everyday tasks across the Kaspi Super App.

We started with e-Commerce, where Kasper has already been used by 1.4 million consumers since launching in July. Early results are encouraging, with purchase conversion 1.5 times higher and average GMV per order twice that of traditional text search.

Later this year, we plan to introduce a new generation of Kasper, making shopping more intuitive, personal and effortless.

Imagine showing Kasper a photo of something you like, describing what you need in your own words and receiving recommendations tailored specifically to you. Kasper will remember your preferences, learn from previous interactions and understand your personal context, becoming more helpful every time you use it.

We believe this is only the beginning of what Kasper can do for our consumers.

I see significant opportunities ahead to keep innovating, building new businesses and creating long-term value for our customers and shareholders.

Reflecting this confidence and our commitment to shareholder returns, our Board has proposed another quarterly dividend of KZT1,000 per ADS, subject to shareholder approval.

Thank you for your continued trust and support.

Mikheil Lomtadze

Co-Founder and CEO

Kaspi.kz

3Q 2026 Highlights

•
Kaspi.kz consolidated revenue increased 18% year-over-year on a constant-currency basis to KZT1.1 trillion ($2.5 billion). Adjusted EBITDA increased 1% to KZT408 billion ($925 million), while net income reached KZT281 billion ($637 million).

•
Reflecting our confidence in the business and commitment to shareholder returns, our Board has proposed another quarterly dividend of KZT1,000 per ADS, subject to shareholder approval.

•
e-Commerce consumer engagement and monetization continue to improve. Annualized purchases per consumer increased 27% year-over-year to 16.3.

Constant-currency e-Commerce revenue grew 23% to KZT343 billion ($779 million), outpacing GMV growth of 17%. e-Commerce 3P take rate increased 210bps to 16.3%, supported by growth in advertising and delivery revenues.

•
e-Grocery is our fastest-growing category and one of our largest, with GMV increasing 40% year-over-year in 3Q 2026. Building on this success, we are entering Kazakhstan's estimated $9 billion neighbourhood grocery market with the launch of Magnum Daily stores.

o
Our initial 42-store pilot has achieved approximately 15% EBITDA margin.
o
Magnum Daily stores are supplied by our existing e-Grocery darkstores and operated by local partners, allowing us to expand rapidly.
o
We plan to reach around 300 stores by the end of 2027, with a medium-term ambition of approximately 3,000 stores.

•
In Türkiye, our strategy is to combine a strong e-Commerce platform with innovative Fintech products. Hepsiburada order frequency increased 11% year-over-year in 3Q 2026. In October, Hepsicredit financed approximately 8% of smartphone GMV, demonstrating early progress in our Fintech strategy.

We expect investments in Türkiye to moderate significantly in 2027.

•
Kasper, our personal AI assistant, has been used by 1.4 million consumers in Kazakhstan since launching in July. Early results are encouraging, with purchase conversion 1.5 times higher and average GMV per order twice that of traditional text search.

We are expanding Kasper's capabilities and integrating it more deeply into the Kaspi Super App, with the ambition of becoming a trusted personal assistant for everyday tasks.

•
Marketplace monetization continues to improve, with revenue growth significantly outpacing GMV growth. Constant-currency revenue increased 20% year-over-year to KZT466 billion ($1.1 billion), supported by improving take rates and growth in advertising and delivery revenues. Adjusted EBITDA increased 8% to KZT124 billion ($281 million).

At the same time, the sharp appreciation of the tenge has affected reported GMV growth. Over the year to September, the US dollar and Turkish lira declined 20% and 32%, respectively, against the tenge. This reduced the reported tenge value of our Türkiye business, while tenge appreciation and easing inflation contributed to more competitive pricing in Kazakhstan and lower value per item sold.

Marketplace constant-currency GMV increased 8% to KZT2.2 trillion ($4.9 billion). In Kazakhstan, e-Commerce items sold increased 24% year-over-year, while value per item sold declined 8%.

•
Payments continues to deliver strong growth and stable profitability. Constant-currency TPV increased 14% year-over-year to KZT13.6 trillion ($30.8 billion). Revenue grew 6% to KZT182 billion ($413 million), while adjusted EBITDA remained broadly stable at KZT105 billion ($238 million), reflecting investments in Kaspi Alaqan.

•
Fintech revenue growth remains robust, with opportunities for improving profitability. Revenue increased 19% year-over-year to KZT489 billion ($1.1 billion), supported by 14% growth in the average net loan portfolio. Adjusted EBITDA declined 1% to KZT179 billion ($406 million).

Following two 100bps reductions in our three-month deposit rate, we expect funding-cost pressures to ease from the fourth quarter, with a more meaningful earnings benefit in 2027.

•
We reiterate our guidance for around 5% year-over-year consolidated adjusted EBITDA growth in 2026. We are revising our 2026 constant-currency Marketplace GMV growth guidance to around 12%, reflecting lower value per items sold in Kazakhstan amid tenge appreciation. Payments TPV and Fintech average loan portfolio growth remain on track and our guidance is unchanged. Softer GMV growth trends are broadly offset at the adjusted EBITDA level by lower Fintech funding costs.

Update on key strategic initiatives

From successful pilot to scaling: We’re entering the $9bn neighbourhood grocery market

e-Grocery is our fastest-growing category and one of our largest, with GMV increasing 40% year-over-year in 3Q 2026. Today we serve just under 2 million consumers, with GMV of $447 million in the first nine months of this year.

In just five years, we've built one of Kazakhstan's leading grocery businesses

e-Grocery is our fastest-growing category and one of our largest, reaching 1.7 million consumers and $447 million GMV in 9M 2026, up 39% YoY

	FY'23	FY'24	FY25(1)	9M'25	9M'26
Active Consumers	0.5M	0.9M	1.4M	1.3M	1.7M

e-Grocery GMV KZT
69B
135B
206B
$408M
142B
197B
$447M
39%
FY'23
FY'24
FY25(1)
9M'25
9M'26

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Source Company data

Notes 1. The exchange rate used for 2025 number is ₸505.53 per $1 as of December 31, 2025

Kaspi.kz 5

Building on this success, we are entering Kazakhstan's estimated $9 billion neighborhood grocery market through Magnum Daily.

Over the last year, we have piloted Magnum Daily convenience stores. We partner with existing operators, rebranding and refitting their current locations to our specifications.

Magnum Daily leverages the infrastructure, technology and data we have built through e-Grocery.

Stores are supplied by our existing darkstore network, while Kaspi funds store development and manages assortment, inventory and pricing. Local partners are responsible for day-to-day operations and customer service. This standardized model allows us to expand rapidly, city by city, without building a separate supply chain.

Our initial 42-store pilot has delivered encouraging results, with stores EBITDA-positive from the first month, approximately 15% store-level EBITDA margins and an estimated 18-month payback period. Capex per store is around $227,000 per store depending on the format.

Kaspi.kz | Magnum Daily

From pilot to scaling: We're entering the $9 bn neighborhood grocery market

42	15%	300	3,000
Partner stores	EBITDA margin	stores planned by end-2027	stores planned mid-term

КАССА

Source Company estimates

Kaspi.kz | 6

Looking at more mature grocery markets, we estimate that the top 3 leading chains can comfortably reach 5 stores per 10,000 of the population, implying the opportunity for around 10,000 modern stores in Kazakhstan.

Every 1,000 stores add ≈$1bn of GMV and ≈$160m of EBITDA a year

42 stores today, 300 planned for end-2027 & 3,000 a medium-term ambition

Per year, KZT bn ($m)	42 · today	300 · end-2027	3,000 · medium term ambition
GMV at KZT 40mn a month	20 ($46)	144 ($327)	1,440 ($3,266)
Store EBITDA at ≈15%	3.0 ($6.9)	22 ($49)	216 ($490)
Sensitivity: GMV at KZT 30mn a month	–	108 ($245)	1,080 ($2,450)
Sensitivity: EBITDA at 10% margin	–	10.8 ($24)	108 ($245)

Source Company estimates

Notes Exchange rate used is ₸440.86 per $1 as of September 30, 2026

Kaspi.kz 11

Our medium-term ambition is to build a network of approximately 3,000 Magnum Daily stores across Kazakhstan. We estimate 3,000 stores would be equivalent to $3.3 billion of GMV. Assuming an EBITDA margin of 15%, consistent with current results, the uplift to annual EBITDA is around $500 million.

By the end of 2027, we expect to reach around 300 Magnum Daily stores across nine cities in Kazakhstan. This would require partnering with fewer than 1% of existing independent stores in these cities.

With e-Grocery still growing fast, Magnum Daily will ensure we can keep delivering fast growth for longer. It will also allow us to more efficiently leverage our existing e-Grocery infrastructure.

Meanwhile, our network of local convenience stores can be the infrastructure for 30-minute e-Commerce delivery. This will allow us to offer consumers greater convenience, faster delivery and a better shopping experience.

Kasper: Kaspi’s personal AI assistant

In July, we began rolling out Kasper, our personal AI assistant, marking the first step toward transforming how consumers interact with the Kaspi Super App. We started with shopping, with the ambition of bringing AI-powered assistance to everyday tasks.

Following its initial launch, Kasper has demonstrated strong consumer adoption and is resulting in more relevant search results. Average GMV per order being 2x that of traditional text search, illustrates this.

Kasper is demonstrating encouraging early shopping conversion & basket values

1.4 million consumers have used Kasper; purchase conversion is 1.5× higher and average GMV per order 2× higher than traditional text search

1.4 m

Consumers have used Kasper since launch

1.5x

Higher purchase conversion compared to traditional text search

2x

Higher average GMV per order compared to traditional text search

9:41
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Hello, Mikheil!
Kasper, your AI assistant,
I will help you find the right product, compare options, and explain the differences.
Message..
Kasper can make mistakes, double-check his answers
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This will help preserve the
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Thermo_bag 18L Gray
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Thermal Bag 30L Yellow
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ProICE ice cube 220 g
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Handle

Source Company data

Kaspi.kz 4

Kasper is transforming how consumers discover and choose products, turning shopping into a natural conversation.

Instead of searching through thousands of products, consumers can simply explain what they need, ask questions, compare options and receive personalized recommendations.

Later this year, we plan to introduce significant new capabilities for Kasper, including visual understanding, memory and more personalized shopping assistance.

Consumers will be able to share photos, describe what they are looking for in natural language and receive relevant product recommendations.

By better understanding their preferences, previous purchases and interactions, Kasper will be able to provide more personalized assistance over time.

We also plan to make Kasper accessible directly from the home screen of the Kaspi Super App, making it easier for consumers to use AI-powered assistance as part of their everyday experience.

These developments represent another step toward expanding Kasper beyond shopping and into a personal AI assistant for everyday tasks across the Kaspi Super App.

Rollout of Hepsicredit in Türkiye

As part of our fintech strategy in Türkiye, we’re now ramping up our consumer shopping loan.

Hepsicredit is seamlessly integrated with Hepsiburada and is relevant for large ticket e-Commerce categories.

In October, for example, around 8% of smartphone GMV was already funded by consumers using this product.

With initial feedback positive and risk indicators acceptable, we’re ready to scale further.

Hepsicredit embeds financing directly into the shopping journey

New shopping loan funded 8% of smartphones GMV in October. We're ready to scale

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Source Company data

Kaspi.kz 13

As we progress through 2027, we plan to launch other fintech products for both consumers and merchants.

Combined, we expect these to be positive for consumer engagement, growth and unit economics.

Our ambition is to create more value for both consumers and merchants through innovative Fintech products. We want to make shopping easier and more affordable for consumers, while helping merchants attract more customers, increase sales and grow their businesses.

Kaspi.kz 3Q 2026 Financials

Total revenue increased 18% year-over-year on a constant currency basis to KZT1.1 trillion ($2.5 billion). Growth was mainly driven by improving order frequency and take-rate expansion in Marketplace, strong Fintech loan portfolio growth, along with robust growth from our Payments Platform. On a reported basis, revenue growth was broadly flat due to 32% year-over-year depreciation of the Turkish lira versus the Kazakhstan tenge, which mainly impacts reported e-Commerce and Marketplace growth.

Revenue grew 18% YoY & adjusted EBITDA broadly stable

KZT 1,000 dividend per ADS proposed

	3Q 2026	YoY Growth
e-Commerce GMV	$2.6B	+17%[1]
Marketplace GMV	$4.9B	+8%[1]
Payments TPV	$30.8B	+14%[1]
Average Net Loan Portfolio	$17.1B	+14%
Revenue	$2.5B	+18%[1]
Adjusted EBITDA	$925M	+1%
Dividend per ADS	KZT 1,000	

Source Company data

Notes 1. Constant currency growth

The exchange rates used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation are ₸440.86 per $1 and ₸8.99 per TRY 1 as of September 30, 2026

Kaspi.kz 3

Adjusted EBITDA increased 1% year-over-year to KZT408 billion ($925 million). Consolidated net income was stable at KZT281 billion ($637 million). Net income profitability remains impacted by higher deposit funding costs and ongoing investments at Hepsiburada.

In October, we lowered the interest rate offered on our 3-month deposit product by 100bps. This followed a 100bps reduction in August. The result will be more modest growth in interest expense in the fourth quarter of this year, with a more meaningful benefit in 2027.

Once again, our Board has proposed a quarterly dividend of KZT1,000 per ADS.

Marketplace Platform

Within Marketplace, constant-currency e-Commerce GMV increased 17% year-over-year to KZT1.1 trillion ($2.6 billion), during the third quarter of 2026.

In both Kazakhstan and Türkiye, we’re prioritising improving consumer engagement; this is illustrated by e-Commerce purchases per consumer increasing to 16.3 from 12.8 in the third quarter of 2025. In Kazakhstan demand for smartphones is seeing a strong rebound following last year’s disruption.

However, strong growth in e-Commerce items sold of 24% year-over-year is being temporarily offset by easing inflation and imported items being priced more competitively as merchants pass the cost savings resulting from the sharp increase in the tenge onto their consumers.

Sharp tenge appreciation is contributing to slower GMV growth

The tenge strengthened significantly, affecting import costs and the translation of Türkiye's results

Tenge per US$

−20%

₸549.1 → ₸440.9
Sep’25 → Sep’26

Latest, 6 Nov’26: −15%
Historic, Sep’25: +14%

Tenge per Yuan

−15%

₸77.1 → ₸65.8
Sep’25 → Sep’26

Latest, 6 Nov’26: −9%
Historic, Sep’25: +12%

Tenge per Euro

−22%

₸644.9 → ₸500.8
Sep’25 → Sep’26

Latest, 6 Nov’26: −18%
Historic, Sep’25: +20%

Tenge per Lira

−32%

₸13.2 → ₸9.0
Sep’25 → Sep’26

Latest, 6 Nov’26: −29%
Historic, Sep’25: −6%

Source National Bank of Kazakhstan

Kaspi.kz | 15

During the third quarter of 2026, the average e-Commerce selling price declined by 8% year-over-year. Assuming a more stable tenge, we would expect price deflation to be less pronounced next year and GMV growth to reaccelerate.

Strong item sales growth is being partly offset by lower average selling values

Items sold + 24% YoY, but average GMV per item declined 8%, resulting in +14% GMV growth

Kazakhstan e-Commerce categories, 3Q'26 YoY

8 categories shown (75% of total e-Commerce GMV)

	Items sold	GMV	Avg. value per item[1]
e-Grocery (mainly locally sourced)	+29%	+40%	+8%
Clothing	+28%	+23%	–4%
Sports & travel	+24%	+3%	–17%
Electronics[3]	+21%	+3%	–15%
Beauty & health (retail chains)	+19%	+24%	+4%
Construction & repair	+17%	+12%	–5%
Auto goods	+16%	–1%	–14%
Smartphones (Apple price increase)	–14%	+20%	+39%
Other categories[2]	+17%	+15%	–2%
Total e-Commerce	+24%	+14%	–8%

Our consumers are buying more products at more competitive prices. This benefits consumers and supports our long-term growth, even as lower average selling values moderate GMV growth today

Source Company data

Notes
1. GMV ÷ items sold; reflects price changes and product mix
2. Furniture, home & garden, leisure & books, kids, pharmacy, jewelry, footwear, accessories, pets, stationery, gifts, food
3. Appliances, computers, TV & audio, gadgets (excl. smartphones)

Kaspi.kz 16

We’re seeing good results growing revenue from value-added services, namely advertising and delivery. During 3Q 2026, constant-currency VAS revenue increased 42% year-over-year.

As a result, e-Commerce 3P take rate increased 210 bps year-over-year to 16.3%, and e-Commerce revenue grew significantly faster than GMV. During 3Q 2026, e-Commerce revenue increased 23% year-over-year on a constant currency basis to KZT343 billion ($779 million).

Advertising and delivery revenue are growing faster than e-Commerce revenue

Constant currency ad & delivery revenue +42% YoY > e-Commerce revenue +23%

e-Commerce revenue[2]

KZT

+23%(3)
421B
343B
$779M
3Q'25
3Q'26

VAS[1] **revenue**

KZT

+42%(3)
82B
81B
$183M
3Q'25
3Q'26

Source Company data

Notes
1. VAS – Value Added Services, include advertising and delivery revenue
2. e-Commerce revenue (including VAS revenue) is a component of Marketplace segment revenue and is not separately presented on the face of the statement of profit or loss.
3. Constant currency growth

Kaspi.kz 17

Marketplace constant-currency GMV increased 8% year-over-year, driven by e-Commerce growth in Kazakhstan and Türkiye. Take rate improved 90 bps year-over-year to 11.9%, resulting in constant-currency Marketplace revenue growing 20% year-over-year to KZT466 billion ($1.1 billion).

Consumers are shopping more frequently; e-Commerce monetization improves

27% growth YoY in purchases per consumer & take rate +210 bps YoY

Take Rate[2]

e-Commerce GMV[3]
KZT

14.2%
16.3%
+17%(4)
1.4T
1.1T
$2.6B
3Q'25
3Q'26

per consumers

e-Commerce
# of purchases[1]

12.8
16.3
+16%
70.4M
81.6M
3Q'25
3Q'26

e-Commerce GMV breakdown

1P
18%
3Q'26
82%
3P

TR
40%
60%
3Q'26
KZ

Source Company data
Notes
1. Number of orders
2. Take rate is calculated based on combined GMV 3P only
3. GMV of the e-Commerce business of Marketplace in Kazakhstan and Türkiye ("3P" and "1P") including e-Grocery's GMV in Kazakhstan. e-Cars are now excluded from e-Commerce GMV
4. Constant currency growth

Kaspi.kz 14

Adjusted EBITDA grew 8% year-over-year to KZT124 billion ($281 million). Adjusted EBITDA growth was impacted by ongoing investments into Hepsiburada, which remains around breakeven.

Lower average selling values have moderated GMV growth, while higher monetization supports revenue and earnings.

GMV +8% YoY, take rate +90 bps; revenue +20% & adjusted EBITDA +8%

Take Rate[1]	11.0%	11.9%

GMV
KZT

+8%(2)
2.4T
2.2T
$4.9B
3Q'25
3Q'26

Revenue
KZT

+20%(2)
549B
466B
$1.1B
3Q'25
3Q'26

Adjusted EBITDA
KZT

+8%
115B
124B
$281M
3Q'25
3Q'26

Source Company data
Notes 1. Take Rate is calculated based on combined GMV 3P only
2. Constant currency growth

Kaspi.kz 18

Payments Platform

During 3Q 2026, constant-currency TPV increased 14% year-over-year to KZT13.6 trillion ($30.8 billion).

Payments revenue increased 6% year-over-year to KZT182 billion ($413 million). Revenue growth below TPV growth reflects take-rate decline to 1.01% from 1.03% in 3Q 2025. This is due to changing product mix and is consistent with long-run trends. Interest revenue accounted for 24% of total revenue and increased 12% year-over-year.

Adjusted EBITDA was down 1% year-over-year at KZT105 billion ($238 million), impacted by higher technology costs related to Kaspi Alaqan. In Payments, adjusted EBITDA excludes interest revenue.

Payments is a large, capital-light, profit engine & daily engagement driver

TPV +14% YoY, revenue +6% & adjusted EBITDA -1% as we roll out pay-by-palm

Take Rate
1.03%
1.01%
TPV
KZT
+14%(1)
12.3T
13.6T
$30.8B
3Q'25
3Q'26
Revenue
KZT
+6%
172B
182B
$413M
3Q'25
3Q'26
Adjusted EBITDA
KZT
-1%
106B
105B
$238M
3Q'25
3Q'26

Source Company data
Notes 1. Constant currency growth

Kaspi.kz 19

Fintech Platform

During 3Q 2026, our average net loan portfolio increased by 14% year-over-year, to KZT7.5 trillion ($17.1 billion).

We are deliberately shifting our lending mix toward longer-duration, higher-revenue products. Average net loan portfolio duration was 9.1 months in 3Q 2026, compared with 7.9 months in 3Q 2025. Portfolio yield was stable year-over-year at 6%. As a result, Fintech revenue growth remained strong and increased 19% year-over-year to KZT489 billion ($1.1 billion).

Fast Fintech revenue growth results from healthy loan portfolio growth

Average net loan portfolio +14% YoY, revenue +19%, adjusted EBITDA -1% despite high rates

	3Q'25	3Q'26
Fintech Yield[1]	6%	6%
Loan Duration, months	7.9	9.1
Average net loan portfolio KZT (+14%)	6.6T	7.5T $17.1B
Revenue KZT (+19%)	410B	489B $1.1B

	3Q'25	3Q'26
Cost of funding	13.4%	14.9%
Average[2] Savings KZT (+21%)	6.9T	8.3T $18.9B
Adjusted EBITDA KZT (-1%)	181B	179B $406M

We reduced our 3-month deposit rate by 100 bps in both August and October 2026. This product represents approximately one-third of our deposits, with benefits expected to begin in 4Q 2026 and become more significant in 2027

Source Company data

Notes 1. Calculated for the period, not annualized.

2. Total savings including individuals and legal entities

Kaspi.kz 20

Interest rate increases in Kazakhstan last year resulted in our average cost of funding increasing 150bps year-over-year to 14.9% in 3Q 2026.

In August, we lowered the interest rate offered on our 3-month deposit product, which accounts for around a third of deposits, by 100bps, with a further 100bps cut in October. With deposit rates looking to have peaked during 3Q 2026, consumers initially locked in higher rates, resulting in 21% growth in savings well ahead of average net loan portfolio growth. That said, our cost of funding is expected to fall in the final quarter of this year and again in 2027.

Cost of risk was 0.6% in 3Q 2026 and stable year-over-year. Our underlying credit trends remain strong and consistent.

Our NPL ratio of 6.9% in 9M 2026 was higher than the 6.1% seen in full-year 2025 but down slightly compared to 2Q 2026. Lower coverage reflects the growing share of lower risk car and merchant loans in our portfolio, a decreasing share of BNPL loans and ongoing improvements in our collection processes.

Higher deposit costs and deposit growth ahead of loan growth negatively impacted 3Q 2026 Fintech adjusted EBITDA which declined 1% year-over-year to KZT179 billion ($406 million), compared with revenue growth of 19% to KZT489 billion ($1.1 billion).

The rollout of Hepsi Bank in Türkiye will have no meaningful impact on Fintech financials in 2026.

Full-year 2026 Guidance

Our Payments TPV and Fintech average balance sheet growth guidance remains on track and unchanged.

Marketplace GMV growth is now expected to be around 12% year-over-year.

Even with softer GMV trends, lower Fintech funding costs mean we are able to once again reiterate our guidance of around 5% Kaspi.kz consolidated adjusted EBITDA growth year-over-year in 2026.

FY 2026 guidance[1]:

Marketplace GMV growth guidance reduced from around 20% to around 12%; Payments, Fintech and adjusted EBITDA guidance maintained

	9M 2026	2026 Guidance (update)
GMV	+14%[2]	**Around 12%** YoY Growth *Previously around 20%*
TPV	+14%[2]	**Around 15%** YoY Growth
Average net loan portfolio	+18%	**Around 15%** YoY Growth
Adjusted EBITDA	+5%	**Around 5%** YoY Growth

Source Company data

Notes 1. Please see "Disclaimer–Cautionary Note Regarding Forward-Looking Statements."
2. Constant currency growth and pro-forma growth.

Kaspi.kz | 23

Our guidance assumes constant-currency exchange rates as of January 1, 2026.

3Q and 9M 2026 Financial Results Conference Call

Monday, 9th November 2026 at 8.00am EST (1pm GMT, 6.00pm Astana time).

To pre-register for this call, please go to the following link:

Register Now

You will receive access details via email.

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services.

Kaspi.kz operates a unique two-sided Super App model, serving more than 27 million consumers and 907 thousand merchants across Kazakhstan and Türkiye. In Kazakhstan, our Super App seamlessly integrates payments, e-Commerce, e-Grocery, fintech, travel, classifieds and government services. This comprehensive offering is deeply relevant to users’ daily lives, driving exceptional engagement with 77 monthly transactions per active consumer. In Türkiye, Kaspi.kz owns a 93.5% stake in Hepsiburada, one of the country’s leading e-Commerce platforms.

Kaspi.kz has been listed on Nasdaq since January 2024.

For further information

David Ferguson david.ferguson@kaspi.kz

Kaspi.kz Consolidated Financial Statements

Consolidated Income Statement (unaudited)

	3Q 2025, KZT MM	3Q 2026, KZT MM	9M 2025, KZT MM	9M 2026, KZT MM	9M 2026, USD MM
Revenue	**1,110,174**	**1,117,194**	**2,899,526**	**3,309,976**	**7,508**
growth, %	-	***1%***	-	***14%***	-
Net Fee Revenue	419,250	397,545	1,160,455	1,192,360	2,705
Interest Revenue	429,237	521,668	1,138,270	1,456,760	3,304
Net Retail Revenue	250,275	176,389	585,597	607,549	1,378
Other gains (losses)	11,412	21,592	15,204	53,307	121
Costs and operating expenses	**(763,660)**	**(756,805)**	**(1,923,604)**	**(2,299,305)**	**(5,215)**
growth, %	-	***-1%***	-	***20%***	-
% of revenue	***68.8%***	***67.7%***	***66.3%***	***69.5%***	-
Cost of Goods and Services	(343,955)	(265,304)	(823,620)	(886,894)	(2,012)
Interest Expenses and fees	(246,110)	(303,798)	(647,464)	(857,344)	(1,945)
Transaction Expenses	(8,090)	(11,887)	(24,335)	(30,789)	(70)
Technology & product development	(58,052)	(63,605)	(151,838)	(188,888)	(428)
Sales & marketing	(43,927)	(39,939)	(95,917)	(112,608)	(255)
General & administrative expenses	(22,122)	(18,122)	(56,598)	(61,704)	(140)
Provision expense	(41,404)	(54,150)	(123,832)	(161,078)	(365)
Net income before tax	**346,514**	**360,389**	**975,922**	**1,010,671**	**2,293**
growth, %	-	***4%***	-	***4%***	-
margin, %	***31.2%***	***32.3%***	***33.7%***	***30.5%***	-
Income tax	(68,468)	(79,405)	(185,198)	(218,891)	(497)
Net income	**278,046**	**280,984**	**790,724**	**791,780**	**1,796**
growth, %	-	***1%***	-	***0%***	-
margin, %	***25.0%***	***25.2%***	***27.3%***	***23.9%***	-

Source Company data

Kaspi.kz 36

Consolidated Balance Sheet (unaudited)

	31-Dec-2025, KZT MM	30-Sep-2026, KZT MM	30-Sep-2026, USD MM
Cash and cash equivalents	903,143	1,079,572	2,449
Mandatory cash balances with NBK	305,126	492,660	1,117
Due from banks	51,951	67,503	153
Investment securities and derivatives	1,179,819	1,580,062	3,584
Loans to customers	7,172,162	7,649,906	17,352
Property, equipment and intangible assets	714,361	731,249	1,659
Goodwill	447,128	436,622	991
Inventory	124,522	134,406	305
Other assets	183,536	219,590	498
Total assets	**11,081,748**	**12,391,570**	**28,108**
Due to banks	16,183	16,666	38
Customer accounts	7,531,286	8,445,250	19,156
Debt securities issued	331,992	554,900	1,259
Trade liabilities	346,401	321,840	730
Deferred tax liabilities	71,409	68,124	155
Other liabilities	182,900	229,273	520
Total liabilities	**8,480,171**	**9,636,053**	**21,858**
Issued capital	130,144	130,144	295
Treasury shares	(169,985)	(187,713)	(426)
Additional paid-in-capital	506	506	1
Revaluation deficit of financial assets and other reserves	(40,545)	(70,669)	(160)
Share-Based Compensation reserve	27,938	17,073	39
Retained earnings	2,543,785	2,780,860	6,308
Total equity attributable to Shareholders of the Company	2,491,843	2,670,201	6,057
Non-controlling interest	109,734	85,316	193
Total equity	**2,601,577**	**2,755,517**	**6,250**
Total liabilities and equity	**11,081,748**	**12,391,570**	**28,108**

Source Company data

Kaspi.kz 37

Operating Segments (unaudited)

KZT mm	3Q'25	3Q'26	9M'25	9M'26
Revenue — Segments:				
Payment revenue	172,130	181,906	480,817	509,080
Marketplace revenue	549,317	466,344	1,357,750	1,494,377
Fintech revenue	409,716	489,030	1,123,244	1,373,498
Adjusted EBITDA — Segments:				
Payment adjusted EBITDA	106,092	104,777	294,812	292,695
Marketplace adjusted EBITDA	115,023	123,998	338,299	370,264
Fintech adjusted EBITDA	180,852	178,848	484,277	509,765

Source Company data

Kaspi.kz 38

Geographic Segment Revenue (unaudited)

KZT mm	3Q'25	3Q'26	9M'25	9M'26
Segments Revenue:	**1,124,796**	**1,126,675**	**2,941,126**	**3,341,526**
Kazakhstan and Other	797,110	912,591	2,216,711	2,575,690
Türkiye	327,686	214,084	724,415	765,836

Source Company data

Kaspi.kz 39

Adjusted EBITDA reconciliation

KZT mm	3Q'25	3Q'26	9M'25	9M'26
Net Income	**278,046**	**280,984**	**790,724**	**791,780**
Interest Revenue from other operations	(62,474)	(86,502)	(169,130)	(218,579)
Interest Expenses and fees from other operations	103,787	128,683	261,147	355,223
Share-based compensation expense	2,100	2,891	6,387	8,375
Other gains	(11,412)	(21,592)	(15,204)	(53,307)
Income tax expense	68,468	79,405	185,198	218,891
Depreciation and amortization expenses	23,452	23,754	58,266	70,341
Adjusted EBITDA	**401,967**	**407,623**	**1,117,388**	**1,172,724**
Payment adjusted EBITDA	106,092	104,777	294,812	292,695
Marketplace adjusted EBITDA	115,023	123,998	338,299	370,264
Fintech adjusted EBITDA	180,852	178,848	484,277	509,765

Source Company data

Kaspi.kz 40

Constant currency revenue reconciliation

KZT	As reported			As reported	Constant currency measure[3]	
	3Q'25	3Q'26	%	3Q'25	3Q'26	%
Consolidated revenue	1.1T	1.1T	+1%	1.1T	1.3T	+18%
Marketplace revenue	549B	466B	-15%	549B	661B	+20%
e-Commerce revenue[2]	421B	343B	-18%	421B	518B	+23%
VAS revenue[1]	82B	81B	-1%	82B	116B	+42%

Source Company data

Notes
1. VAS – Value Added Services, include advertising and delivery revenue
2. e-Commerce revenue (including VAS revenue) is a component of Marketplace segment revenue and is not separately presented on the face of the statement of profit or loss.
3. Translated in KZT using 3Q'25 exchange rate

Kaspi.kz 41

Use of key financial & operating metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies. For definitions of our key financial and operating metrics please refer to “Other Key Financial and Operating Metrics” section of our latest 20-F.

Additional/updated key financial and operating metrics used in this Release:

(1)
Adjusted EBITDA (Kaspi.kz Consolidated) is Profit or loss for the period less interest revenue from other operations, plus interest expense and fees from other operations, share-based compensation expense, other gains (losses), less income tax expense, depreciation and amortization expenses.
(2)
Marketplace Active consumers is The total number of consumers, including consumers in Türkiye, that completed at least one purchase of goods and services within Marketplace during the prior 12 months
(3)
e-Commerce Active Consumers is The total number of consumers, including consumers in Türkiye, that completed at least one purchase of goods and services within e-Commerce during the prior 12 months
(4)
Total Active Consumers is The total number of consumers, including consumers in Türkiye, that completed at least one transaction with Kaspi or Hepsiburada during the prior 12 months
(5)
Loan Duration (months) is Average effective maturity of loans measured in months
(6)
Cost of Funding is Average effective rate paid on term deposits of individuals and legal entities
(7)
e-Commerce GMV is The total transaction value of goods and services sold within the e-Commerce business of Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” e-Commerce GMV includes e-Grocery’s GMV. Starting from January 2026 e-Commerce GMV also includes GMV of Hepsiburada
(8)
Constant-currency growth is calculated by using end of period exchange rate for previous year reporting period and applying it to the corresponding current year reporting period, so as to calculate what our results would have been had exchange rates remained stable from one year to the next
(9)
Pro-forma growth is Includes full 1Q’25 result of Hepsiburada including the amounts which were prior to acquisition of Hepsiburada on 28 January 2025, for comparability purposes in 1Q’26

Non-IFRS financial measures

To supplement our results presented in accordance with IFRS, we present Adjusted EBITDA for both the Company and Hepsiburada on a standalone basis. The Company provides a reconciliation of Adjusted EBITDA, a non-IFRS financial measure for historical periods. However, the Company does not provide guidance on net income and is unable to provide a reconciliation for its Adjusted EBITDA guidance range to net income without unreasonable efforts due to high variability and complexity with respect to estimating certain forward-looking amounts, the probable significance of which cannot be determined. The adjustments from net income for these forward-looking amounts include, for Adjusted EBITDA of the Company, earnings before interest revenue from other operations, interest expenses and fees from other operations, share-based compensation expense, other gains (losses), income tax expense, and depreciation and amortization expenses, and for Adjusted EBITDA of Hepsiburada on a standalone basis, taxation on income, financial income, financial expenses, depreciation and amortization, and monetary gain/(loss).

Exchange rate calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KZT440.86 per $1 as of 30 September 2026. The Turkish lira (TRY) exchange rate used by us for the presentation of certain financial, operating and other data denominated in lira and included in this presentation is KZT8.99 per TRY1 as of 30 September 2026.

Cautionary statement regarding forward-looking statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability in certain of our operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments and realize the benefits of such transactions; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; risks related to Kazakhstan and the other countries in which we operate, including with regard to the evolving nature of the applicable legislative and regulatory framework and that of other jurisdictions in which we operate; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; the significant influence of our existing shareholders and ability of ADS holders to influence corporate matters; differences between the rights of our shareholders, governed by Kazakhstan law and our charter, from the typical rights of shareholders under U.S. state laws; our ability to remediate additional material weaknesses (if any) in our internal control over financial reporting or those of certain of our subsidiaries and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; lack of protections for ADS holders compared to those afforded to shareholders of companies that are not “foreign private issuers;” the fact that the price of our ADSs might fluctuate significantly and that any future sales of ADSs or common shares may negatively impact the stock price; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2026 and our other SEC filings we make from time to time. We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.